Exhibit 99.1

IAMGOLD reports high grade intersections from the ongoing delineation drilling program on the Saramacca project, Suriname

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TORONTO, March 29, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its 2017 infill drilling program currently in progress at the Saramacca project, located 25 kilometres southwest of its Rosebel Gold Mine ("RGM") in Suriname.  The company is reporting assay results from the initial 29 diamond drill holes totaling 6,008 metres of the ongoing 2017 delineation program.

The assay intersections including capped composites and estimated true widths are provided in Table 1 and include the following highlights:
(A drill hole plan map is attached to this news release.)

•	SMDD17-077: 60.5 metres grading 40.91 g/t Au Including: 19.5 metres grading 75.91 g/t Au
•	SMDD17-084: 20.0 metres grading 4.26 g/t Au and 19.5 metres grading 9.66 g/t Au
•	SMDD17-068: 16.7 metres grading 9.93 g/t Au
•	SMDD17-091: 23.5 metres grading 7.41 g/t Au
•	SMDD17-074: 32.6 metres grading 4.05 g/t Au and 17.75 metres grading 6.65 g/t Au
•	SMDD17-085: 52.6 metres grading 5.33 g/t Au

"These drill results exceed what we expected when we acquired the rights to the Saramacca property and lead us to believe that this deposit has the potential to create significant value for all stakeholders with a vested interest in the future of Rosebel, including our shareholders and the Government of Suriname," said President and CEO of IAMGOLD Steve Letwin.  "Initially we were attracted to Saramacca by the prospect of finding soft gold-bearing rock, and are pleased to see soft rock extending to depths of up to 100 metres.  What is now becoming Saramacca's most compelling feature is the high grades that we've intercepted to date.  We intend to declare a resource this year which would then enable us to develop our plans to bring Saramacca into the mine feed as quickly as possible."

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The initial assay results from our ongoing 2017 infill diamond drilling program continue to return numerous intersections with high grades of gold over wide intervals, from both shallow oxide and deeper sulphide intervals.  We are continuing to develop our geological deposit model and increase our confidence and understanding of the structures hosting the mineralization.  We remain on target to complete an initial resource estimation in Q3 2017 as we have previously stated."

2017 Exploration Program

Drilling to date has confirmed the presence of multiple mineralized structures within an approximately 2 kilometres long and 600 metres wide corridor.  Mineralization occurs in the near surface oxidized weathering profile to depths ranging from 50 to 100 metres, as well as deeper in the primary sulphide zones and remains open along strike and at depth.  In the deposit area, three mineralization styles are recognized from the drilling completed to date: breccia hosted mineralization characterized by jigsaw, crackle and matrix supported breccias; shear hosted mineralization characterized by well-developed pyritic disseminations and stringers; and irregular pyrite-quartz-carbonate veins which locally carry high gold grades.

The 2017 infill drilling program is ongoing with three diamond drill rigs currently operating.  The initial phase of the program will involve the completion of approximately 15,000 to 17,000 metres of diamond drilling on a nominal 50 x 50 metre infill drilling pattern to further define and confirm continuity of the key mineralized structures.  Results will be incorporated into a deposit model to support an initial National Instrument 43-101 resource estimate expected for completion by the third quarter 2017.

In addition, geological mapping and geophysical surveys are planned along the Saramacca structural corridor to define targets for further exploration.

About the Saramacca Project

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine milling facility.  Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed dacite, rhyolite, basalt and andesite lithologies in the project area.  These are traversed by the regional, northwest trending Saramacca shear zone, an important deformation zone for the localization of gold mineralization.

The Saramacca property has been explored since the 1990's principally by Golden Star Resources Ltd. ("Golden Star") and later as a joint venture between Golden Star and Newmont Mining Corporation.  Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area.  Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold.  The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to date to define a mineral resource.  The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being defined.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months.  The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property.  On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016).  In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories, within a certain Whittle shell within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013.  The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Ian Stockton, MAusIMM, FAIG, Exploration Manager for IAMGOLD in Suriname.  He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on.  The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice.  Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site.  Half of the core is retained at the site for reference purposes.  Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS.  FILAB is an ISO 9001 (2008) and ISO/IEC 170250 accredited laboratory.  Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is Pulverized to 85% passing<100 μm.  Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish.  Multi-element analysis (40 elements) using ICPAES multi-acid digest is also undertaken.  IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.  Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

Forward Looking Statement

This news release contains forward-looking statements.  All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements.  Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.  Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents.  A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1:  Diamond Drill Hole Assay Results

HOLE-ID	Local UTM grid			End of Hole (m)	Azimuth	Dip	From (m)	To (m)	Interval (m)	True Width (m)*	Au (g/t)	Au (g/t) (Capped at 30 g/t Au)*
	Easting	Northing	Elevation
SMDD17-068	32751	63446	881	287	215	-50	169.3	186	16.7	10.8	9.93	9.38
SMDD17-069	32510	63611	877	150.0	215	-50	No significant results
SMDD17-070	32565	63689	874	321.2	215	-55	No significant results
SMDD17-071	32695	63533	886	294.0	215	-50	204	212.4	8.4	5.4	1.18	1.18
SMDD17-072	32271	64062	797	258.0	215	-50	165	174.9	9.9	7.1	2.30	2.30
SMDD17-073	32663	63485	894	196.5	215	-50	100.5	110.5	10	6.9	3.85	3.85
SMDD17-074	32099	64426	729	354.0	215	-50	0	9.5	9.5	6.5	1.57	1.57
							25.5	39	13.5	9.8	0.70	0.70
							232.5	239	6.5	4.8	1.13	1.13
							277.4	310	32.6	22.0	4.05	4.05
							317.25	335	17.75	14.4	6.65	6.65
SMDD17-075	31992	64535	714	359.0	215	-50	261	268.5	7.5	6.0	1.49	1.49
SMDD17-076	31988	64270	757	90	215	-50	No significant results
SMDD17-077	31978	64342	750	184.5	215	-51	14.5	75	60.5	30.0	40.91	15.98
					including		27	46.5	19.5	9.5	75.91	22.67
					including		54	70.5	16.5	8.0	53.29	24.79
SMDD17-078	31965	64497	722	241	215	-47	108	119.6	11.6	7.7	2.00	2.00
							199.5	205	5.95	4.1	0.64	0.64
SMDD17-079	32057	64454	726	369	215	-50	265.5	282.25	16.75	13.0	7.04	5.90
SMDD17-080	31934	64453	736	163	215	-47	40	49	9	6.4	1.89	1.89
SMDD17-081	32734	63421	887	200	215	-50	0	8	8	5.4	1.13	1.13
							153.3	168.5	15	10.04	3.24	3.24
SMDD17-082	32032	64419	734	190.5	215	-50	0	7	7	4.7	1.96	1.96
							180	190.5	10.5	7.0	1.73	1.73
SMDD17-083	32714	63392	893	150.5	215	-50	1	13	12	8.0	1.24	1.24
							97	117	20	12.8	1.51	1.51
SMDD17-084	32002	64376	742	236	215	-53	3.5	19.5	16	10.0	0.66	0.66
							135	155	20	8.5	4.26	4.26
							163	182.5	19.5	9.0	9.66	6.37
							188.5	198.4	9.9	5.3	3.66	3.66
SMDD17-085	32785	63405	889	248	215	-50	0	11.5	11.5	7.5	0.95	0.95
							188	240.6	52.6	30.0	5.33	5.33
SMDD17-086	32110	64182	779	186	215	-50	No significant results
SMDD17-087	31899	64577	706	265	215	-50	69	79.5	10.5	6.7	11.35	10.5
SMDD17-088	32087	64150	794	120	215	-50	No significant results
SMDD17-089	31877	64545	711	135	215	-50	1.5	18	16.5	9.0	3.04	3.04
SMDD17-090	32163	64084	812	150	215	-47	No significant results
SMDD17-091	32737	63337	904	141.8	215	-50	0	23.5	23.5	15.0	7.41	7.41
SMDD17-092	31854	64514	715	75	215	-50	3	9	6	3.3	2.04	2.04
SMDD17-093	31928	64527	718	136	215	-50	No significant results
SMDD17-094	32190	64123	793	204	215	-47	No significant results
SMDD17-095	32784	63318	908	151.7	215	-52	0	20.5	20.5	10.2	1.35	1.35
							64	80.5	16.5	11.5	1.16	1.16
							136	151.7	15.7	11.0	8.32	8.32
SMDD17-098	32800	63252	913	176	215	-50	0	20	20	10.9	1.56	1.56
							50	59.5	9.5	5.2	1.59	1.59
							79	100	21	14.5	0.62	0.62

Notes: 1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off and 5m minimum length 2. Capped composites are cut to 30g/t Au 3. True widths are estimated from intersected geometries

SOURCE IAMGOLD Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/29/c2597.html

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 06:30e 29-MAR-17